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Exhibit 12.1

Computation of Ratio of Earnings to Fixed charges

	Actual
						Nine months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Net (loss) income	$(2,349)	$5,400	$6,690	$6,037	$2,131	$1,554	$1,063
Adjustments
Income tax provision	3,881	12,043	12,876	10,199	13,511	9,316	14,936
Total fixed charges	18,380	25,059	27,670	25,333	26,097	19,293	22,552

Income	$19,912	$42,502	$47,236	$41,569	$41,739	$30,163	$38,551

Fixed charges
Interest expense	$12,538	$18,031	$19,410	$17,472	$18,432	$13,558	$16,895
Deferred issuance costs amortization	1,092	1,390	1,458	1,511	1,791	1,354	1,380
Imputed interest expense	4,750	5,638	6,802	6,350	5,874	4,381	4,278

Total fixed charges	$18,380	$25,059	$27,670	$25,333	$26,097	$19,293	$22,553

Ratio of Earnings to fixed charges	1.1	1.7	1.7	1.6	1.6	1.6	1.7

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed charges